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                                                      --------------------------
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                                                      hours per response....14.5
                                                      --------------------------



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Air Transport Services Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00922R105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                William Kourakos
                 Perella Weinberg Partners Capital Management LP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 287-3318

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                              --------------------
CUSIP NO.  00922R105                                         PAGE 3 OF 13 PAGES
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PERELLA WEINBERG PARTNERS XERION MASTER FUND LTD.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                           [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

  NUMBER OF                     0
   SHARES             --------- ------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER
  OWNED BY
   EACH                         5,000,000 Shares of Common Stock
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,000,000 Shares of Common Stock
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,000,000 Shares of Common Stock
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                              --------------------
CUSIP NO.   00922R105                                        PAGE 4 OF 13 PAGES
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PERELLA WEINBERG PARTNERS XERION EQUITY LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                           [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

  NUMBER OF                     0
   SHARES             --------- ------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER
  OWNED BY
   EACH                         5,000,000 Shares of Common Stock
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,000,000 Shares of Common Stock
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,000,000 Shares of Common Stock
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                              --------------------
CUSIP NO.   00922R105                                        PAGE 5 OF 13 PAGES
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PERELLA WEINBERG PARTNERS XERION FUND GP LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                           [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

  NUMBER OF                     0
   SHARES             --------- ------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER
  OWNED BY
   EACH                         5,000,000 Shares of Common Stock
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,000,000 Shares of Common Stock
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,000,000 Shares of Common Stock
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                              --------------------
CUSIP NO.   00922R105                                        PAGE 6 OF 13 PAGES
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                           [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

  NUMBER OF                     0
   SHARES             --------- ------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER
  OWNED BY
   EACH                         5,000,000 Shares of Common Stock
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,000,000 Shares of Common Stock
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,000,000 Shares of Common Stock
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                              --------------------
CUSIP NO.   00922R105                                        PAGE 7 OF 13 PAGES
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT GP LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                           [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

  NUMBER OF                     0
   SHARES             --------- ------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER
  OWNED BY
   EACH                         5,000,000 Shares of Common Stock
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,000,000 Shares of Common Stock
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,000,000 Shares of Common Stock
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                              --------------------
CUSIP NO.   00922R105                                        PAGE 8 OF 13 PAGES
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PERELLA WEINBERG PARTNERS GROUP LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                           [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

  NUMBER OF                     0
   SHARES             --------- ------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER
  OWNED BY
   EACH                         5,000,000 Shares of Common Stock
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,000,000 Shares of Common Stock
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,000,000 Shares of Common Stock
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            HC
----------- --------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No.   00922R105               SCHEDULE 13D             Page 9 of 13 Pages
---------------------                                       --------------------


This Schedule 13D is being filed by (i) Perella Weinberg Partners Xerion Master Fund Ltd., a Bermuda limited company (the "Master Fund"), with respect to shares of Common Stock directly owned by it; (ii) Perella Weinberg Partners Xerion Equity LP, a Delaware limited partnership (the "Master Fund Manager"), which serves as the manager of the Master Fund, with respect to shares of Common Stock directly owned by the Master Fund; (iii) Perella Weinberg Partners Xerion Fund GP LLC, a Delaware limited liability company (the "GP"), which serves as the general partner of the Master Fund Manager, with respect to shares of Common Stock directly owned by the Master Fund; (iv) Perella Weinberg Partners Capital Management LP, a Delaware limited partnership (the "Investment Manager") that is registered with the Securities and Exchange Commission as an investment adviser, which indirectly serves as the investment adviser to the Master Fund and is also the managing member of the GP, with respect to the shares of Common Stock directly owned by the Master Fund; (v) Perella Weinberg Partners Capital Management GP LLC, a Delaware limited liability company ("PWPCMGP"), which serves as the general partner of the Investment Manager, which indirectly serves as the investment adviser to the Master Fund, with respect to the shares of Common Stock directly owned by the Master Fund; and (vi) Perella Weinberg Partners Group LP, a Delaware limited partnership ("Group"), which serves as the managing member of PWPCMGP, the general partner of the Investment Manager, which indirectly serves as the investment adviser to the Master Fund, with respect to the shares of Common Stock directly owned by the Master Fund. The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. This Schedule 13D relates to the Common Stock, par value $.01, of Air Transport Services Group, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit A.

     The Master Fund Manager, as manager to the Master Fund, which directly owns the Common Stock to which this filing relates, has voting and dispositive authority over such Common Stock. As such, the Master Fund Manager may be deemed to be the beneficial owner of such Common Stock. The GP, as general partner to the Master Fund Manager, may be deemed to control such entity and therefore, may be deemed to be the beneficial owner of the Common Stock to which this filing relates. The Investment Manager is the managing member of the GP. As such, it may be deemed to control such entity and therefore may be deemed to be the beneficial owner of the Common Stock to which this filing relates. PWPCMGP is the general partner of the Investment Manager. As such, it may be deemed to control such entity and therefore, may be deemed to be the beneficial owner of the Common Stock to which this filing relates. Group is the managing member of PWPCMGP. As such, it may be deemed to control PWPCMGP and therefore, may be deemed to be the beneficial owner of the Common Stock to which this filing relates.

     Each of the Master Fund Manager, the GP, the Investment Manager, PWPCMGP and Group disclaims beneficial ownership of all of the Shares reported in this
Schedule 13D.

---------------------                                       --------------------
CUSIP No.   00922R105               SCHEDULE 13D             Page 10 of 13 Pages
---------------------                                       --------------------


ITEM 1.     SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock, par value $.01, of the Company, acquired by the Master Fund. The Company's principal executive office is located at 145 Hunter Drive, Wilmington, Ohio 45177.

ITEM 2.     IDENTITY AND BACKGROUND.

     (a) This statement is filed on behalf of the Master Fund, the Master Fund Manager, the GP, the Investment Manager, PWPCMGP and Group.

     (b) The address of the principal business office of each of the Reporting Persons except the Master Fund is 767 Fifth Avenue, New York, NY 10153. The address of the principal business of the Master Fund is c/o Citco Fund Services (Bermuda) Limited, Washington Mall West, 7 Reid Street, Hamilton HM II Bermuda.

     (c) The Master Fund is primarily engaged in the business of investing securities. The principal business of the Master Fund Manager is to serve as manager to the Master Fund. The GP is the general partner of the Master Fund Manager. The Investment Manager indirectly serves as the investment adviser to the Master Fund and is also the managing member of the GP. PWPCMGP is the general partner of the Investment Manager. Group serves as the managing member of PWPCMGP.

     (d) To the best of their knowledge, none of the Reporting Persons nor any of their executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) To the best of their knowledge, none of the Reporting Persons nor any of their executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Master Fund is a Bermuda exempted investment Fund company. The Master Fund Manager, the Investment Manager and Group are limited partnerships organized under the laws of the State of Delaware. The GP and PWPCMGP are limited liability companies organized under the laws of the State of Delaware.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The 5,000,000 Shares of Common Stock reported in this Schedule 13D were acquired by the Master Fund. The aggregate purchase price for the 5,000,000 Shares of Common Stock was approximately $10,700,732. The Master Fund Manager, the GP, the Investment Manager, PWPCMGP and Group do not directly own any Shares. The source of funds for the purchase of the Shares reported in this
Schedule 13D was the working capital of the Master Fund.

---------------------                                       --------------------
CUSIP No.   00922R105               SCHEDULE 13D             Page 11 of 13 Pages
---------------------                                       --------------------


ITEM 4.     PURPOSE OF TRANSACTION.

     The Shares reported in this Schedule 13D were acquired for investment in the ordinary course of business. Other than as described below, the Reporting Persons do not have any present plan or proposal that would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D. The Master Fund has sent a letter to management of the Company requesting a meeting with a view toward encouraging management to explore strategic alternatives to maximize value for the shareholders in the wake of the recent termination of the Company's DHL related businesses. The primary interest of the Reporting Persons is to ensure that the value of the Common Stock of the Company is maximized for the benefit of all shareholders. The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

     The Reporting  Persons had previously filed their  beneficial  ownership on
Schedule 13G.  However,  in light of the foregoing  developments,  the Reporting
Persons may be deemed to hold the securities with a purpose or effect of changing or influencing the control of the issuer as of July 1, 2008, and they have now filed on Schedule 13D.


ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,000,000 Shares of Common Stock Shares, representing approximately 7.9% of the Company's outstanding Common Stock (based upon the 63,227,084 Shares stated to be outstanding by the Company as of May 12, 2008, in the Company's Form 10-Q for the quarter ended on March 31, 2008, filed with the Securities and Exchange Commission on May 13, 2008.

     (b) The Reporting Persons may be deemed to have shared voting power with respect to 5,000,000 Shares of Common Stock.

     (c) See Exhibit B attached hereto. The transactions set forth on Exhibit B were effected by the Reporting Persons for securities issued by the Company within 60 days preceding the filing of this Schedule 13D.

     (d) The shareholders of the Master Fund have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A -- Joint Filing Agreement dated July 2, 2008, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit B -- List of transactions in Company's Common Stock taking place during the 60 day period preceding this filing.

---------------------                                       --------------------
CUSIP No.   00922R105               SCHEDULE 13D             Page 12 of 13 Pages
---------------------                                       --------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2008

                           PERELLA WEINBERG PARTNERS XERION MASTER
                           FUND LTD.

                           /s/ William Kourakos
                           ------------------------------------
                           Name:  William Kourakos
                           Title: Authorized Person


                           PERELLA WEINBERG PARTNERS XERION EQUITY LP

                           /s/ William Kourakos
                           ------------------------------------
                           Name:  William Kourakos
                           Title: Partner and Authorized Person


                           PERELLA WEINBERG PARTNERS XERION FUND GP LLC

                           /s/ William Kourakos
                           ------------------------------------
                           Name:  William Kourakos
                           Title: Authorized Person


                           PERELLA WEINBERG PARTNERS CAPITAL
                           MANAGEMENT LP

                           /s/ William Kourakos
                           ------------------------------------
                           Name:  William Kourakos
                           Title: Partner and Authorized Person


                           PERELLA WEINBERG PARTNERS CAPITAL
                           MANAGEMENT GP LLC

                           /s/ William Kourakos
                           ------------------------------------
                           Name:  William Kourakos
                           Title: Authorized Person


                           PERELLA WEINBERG PARTNERS GROUP LP

                           /s/ William Kourakos
                           ------------------------------------
                           Name:  William Kourakos
                           Title: Partner and Authorized Person

---------------------                                       --------------------
CUSIP No.   00922R105               SCHEDULE 13D             Page 13 of 13 Pages
---------------------                                       --------------------


                                  EXHIBIT INDEX

Exhibit A -- Joint Filing Agreement dated July 2, 2008, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit B -- List of transactions in Company's Common Stock taking place during the 60 day period preceding this filing.

CUSIP No. 00922R105                SCHEDULE 13D



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value per share, of Air Transport Services Group, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of July 2, 2008



                           PERELLA WEINBERG PARTNERS XERION MASTER
                           FUND LTD.

                           /s/ William Kourakos
                           ------------------------------------
                           Name:  William Kourakos
                           Title: Authorized Person


                           PERELLA WEINBERG PARTNERS XERION EQUITY LP

                           /s/ William Kourakos
                           ------------------------------------
                           Name:  William Kourakos
                           Title: Partner and Authorized Person


                           PERELLA WEINBERG PARTNERS XERION FUND GP LLC

                           /s/ William Kourakos
                           ------------------------------------
                           Name:  William Kourakos
                           Title: Authorized Person


                           PERELLA WEINBERG PARTNERS CAPITAL
                           MANAGEMENT LP

                           /s/ William Kourakos
                           ------------------------------------
                           Name:  William Kourakos
                           Title: Partner and Authorized Person


                           PERELLA WEINBERG PARTNERS CAPITAL
                           MANAGEMENT GP LLC

                           /s/ William Kourakos
                           ------------------------------------
                           Name:  William Kourakos
                           Title: Authorized Person


                           PERELLA WEINBERG PARTNERS GROUP LP

                           /s/ William Kourakos
                           ------------------------------------
                           Name:  William Kourakos
                           Title: Partner and Authorized Person

CUSIP No. 00922R105                SCHEDULE 13D



                                    EXHIBIT B

                              LIST OF TRANSACTIONS


             Name                     Date    Number of Shares   Price Per Share
                                              Purchased/ (Sold)

Perella Weinberg Partners Xerion    06/17/2008       (7,300)          $1.14
Master Fund Ltd.

Perella Weinberg Partners Xerion    06/17/2008        7,300           $0.98
Master Fund Ltd.

Perella Weinberg Partners Xerion    06/12/2008      140,000           $0.91
Master Fund Ltd.

Perella Weinberg Partners Xerion    06/11/2008      100,000           $0.95
Master Fund Ltd.

Perella Weinberg Partners Xerion    06/11/2008       20,000           $0.93
Master Fund Ltd.

Perella Weinberg Partners Xerion    06/10/2008      110,000           $0.97
Master Fund Ltd.

Perella Weinberg Partners Xerion    06/09/2008       30,000           $0.95
Master Fund Ltd.

Perella Weinberg Partners Xerion    06/09/2008      100,000           $0.96
Master Fund Ltd.

Perella Weinberg Partners Xerion    06/06/2008      500,000           $1.02
Master Fund Ltd.

Perella Weinberg Partners Xerion    06/06/2008    1,000,000           $0.98
Master Fund Ltd.

Perella Weinberg Partners Xerion    06/05/2008      100,000           $1.14
Master Fund Ltd.

Perella Weinberg Partners Xerion    06/05/2008      100,000           $1.17
Master Fund Ltd.

Perella Weinberg Partners Xerion    06/04/2008       70,000           $1.24
Master Fund Ltd.

Perella Weinberg Partners Xerion    06/03/2008      130,000           $1.31
Master Fund Ltd.

Perella Weinberg Partners Xerion    06/02/2008      200,000           $1.46
Master Fund Ltd.

Perella Weinberg Partners Xerion    05/30/2008      316,600           $1.65
Master Fund Ltd.

Perella Weinberg Partners Xerion    05/29/2008      483,400           $1.72
Master Fund Ltd.

Perella Weinberg Partners Xerion    05/06/2008       17,700           $2.69
Master Fund Ltd.

Perella Weinberg Partners Xerion    05/05/2008       57,300           $2.67
Master Fund Ltd.

Perella Weinberg Partners Xerion    05/02/2008       17,300           $2.69
Master Fund Ltd.